UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MEADE INSTRUMENTS CORP.

(Name of Subject Company (Issuer))

MIT CAPITAL INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

583062104

(CUSIP Number of Class of Securities)

MIT Capital Inc.

97 E Brokaw Rd, Suite 210

San Jose, CA 95112

Telephone: 408-329-6148

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Royse Law Firm, PC

135 Main St., 12th Floor

San Francisco, CA 94105

415-421-9700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1

[ ]	issuer tender offer subject to Rule 13e-4

[ ]	going private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    [ ]

On June 18, 2013, MIT Capital Inc. a California corporation ("MIT"), issued the following press release announcing its offer to acquire Meade Instruments Corp ("Meade") in a cash tender offer for $3.65 per share.

Exhibit A

MIT CAPITAL INC. PROPOSES TO ACQUIRE MEADE INSTRUMENTS CORP FOR $3.65 PER SHARE IN CASH

-$3.65 Per Share Cash Consideration is Superior to the Proposed JOC North America LLC Agreement of $3.45 per share-

-Offer Gives Meade Stockholders Greater Value and Certainty of a Transaction-

-Tender Offer Commences to Expedite Timing of Transaction-

-Combination Creates a Global Optics Company with Meade's Brand for Generations to Come-

San Jose, California - June 18, 2013 - MIT Capital Inc. ("MIT"), through its wholly-owned subsidiary, Inc. ("Merger Sub"), incorporated in Delaware and organized for acquisition purposes (together MIT and Merger Sub referred to herein as "MITC"), today proposed to acquire all of the outstanding common stock of Meade Instruments Corp. (NASDAQ: MEAD, "Meade", or "Company") for $3.65 per share in cash. MITC's all-cash offer represents a $0.20 per share premium above the Meade Board recommended offer made by JOC North America LLC ("JOC North America") for Meade stockholders on May 17, 2013.

"The Meade stockholders stand to make more per share in cash from MITC's superior offer and benefit from the significant global synergies of the combination, when consummated. Over the last sixteen months, MITC has been committed to working with Meade Instruments with acquisition proposals to strengthen Meade's financials and secure Meade's legacy and future. As early as February 7, 2013, MITC submitted four non-binding and binding proposals to senior Meade leadership team to acquire the Company. Our third proposal, dated May 8, was an all-cash offer of $3.50 per share, which represented a premium of 100% over the $1.75 Meade closing stock price on May 7, 2013. More importantly, MITC's offer was higher than the JOC North America offer of $3.45 per share announced on May 17th," said Mr. Jason Tian, the chairman and chief executive officer of MIT Capital Inc. and VictoryOne Inc., who owns and operates several successful businesses selling, distributing, and manufacturing laser and optics products, data logger, and other instruments.

Mr. Tian added, "The complimentary combination of Meade and MITC would revive the Meade brand by creating new markets for Meade products and attract new generations of Meade fans through our sales and distribution channels in emerging markets. Given our financial, manufacturing, sales and distribution resources, the combination of both parties will make a vertically integrated, cost-efficient and global optics company to accelerate global interest and demand for Meade products."

MITC's all-cash offer provides Meade stockholders greater value and certainty of a transaction. MITC's proposal is not subject to any financing contingency and may be the only proposal that does not require debt financing. MITC is promptly commencing a tender offer for all outstanding Meade shares in order to expedite the transaction to improve Meade's deteriorating financial health (financial position, working capital, and access to capital/liquidity) as disclosed in Meade's recent 10-K filing. As mentioned in the Fairness Opinion issued by Marshall & Stevens in connection with the proposed and Board recommended transaction to merge with JOC, Meade is facing a liquidity event:

"Per Management, the Company's only available finance is an account receivable line of credit that is currently approximately $100,000 overdrawn."(as of April 30, 2013)

"M&S has been advised by management that it is unlikely the Company will be in a positive cash flow position in the near future, and accordingly is facing a liquidity event."

In addition, according to the following excerpt in Meade's PREM14A filing on May 31, 2013, some of directors and executive officers may have interests in the merger that are different from, or in addition to, Meade's stockholders and that these interests remain undisclosed or unexplained in the PREM14A filing:

"Interests of the Company's Executive Officers and Directors in the Merger

In considering the recommendation of Meade's board with respect to the merger, holders of Company common stock should be aware that Meade's executive officers and directors may have interests in the merger that are different from, or in addition to, the interests of holders of Company common stock in general. The members of the board were aware of such interests when deciding to approve the merger and to recommend that holders of Company common stock vote in favor of the proposal to adopt the merger agreement. "

About MIT Capital

MIT Capital Inc. and its affiliates sell, manufacturer, and distribute laser and optics products, data logger, and other instruments globally and in emerging markets. Led by the award-winning entrepreneur and well established business leader Jason Tian, MIT and its affiliates have extensive sales and distribution channels, financial resources, manufacturing facilities and expansion capabilities, and a deep management team focused on developing technologies and products marketable and desired by their customers.

MITC has retained both external financial and legal advisors to assist it with this transaction.

Contact:

MIT Capital Inc.

97 E Brokaw Rd, Suite 210

San Jose, CA 95112

Phone: 408-329-6148

In care of:

Cindy Wang

cwang@terracap.com

TerraNova Capital Partners

Cautionary statement regarding forward-looking statements

This communication does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

This communication contains forward-looking statements. MIT Capital Inc. cautions readers that any forward-looking statements made by MIT Capital Inc., including those made in this communication, are risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a potential business combination transaction involving MIT Capital Inc. and Meade Instruments Corp. ("Meade"), including future financial and operating results, MIT Capital Inc.'s plans, objectives, expectations (financial or otherwise) and intentions relating to the potential business combination and other statements that are not historical facts.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Meade common stock. The solicitation and the offer to buy shares of Meade common stock will be made pursuant to an offer to purchase and related materials that MIT Capital and VictoryOne Inc.("Merger Sub"), a wholly owned subsidiary of MIT Capital, intend to file with the U.S. Securities and Exchange Commission (the "SEC"). At the time the tender offer is commenced, MIT Capital Inc. and Merger Sub intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer. MIT Capital Inc. and Merger Sub intend to mail these documents to the stockholders of Meade. These documents will contain important information about the tender offer and stockholders of Meade are urged to read them carefully when they become available. Investors and stockholders of Meade will be able to obtain a free copy of these documents (when they become available) and other documents filed by MIT Capital Inc. and Merger Sub with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to MIT Capital Inc. at Attn: Jason Tian or Michael Zhong, 97 E Brokaw Rd, Suite 210, San Jose, CA 95112.